UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Despegar.com enters into Merger Agreement to be acquired by Prosus for $19.50 per Share in Cash

Key Highlights:

•	Despegar, a global leader in online travel services, and Prosus, a leading global technology company, join forces in an all cash transaction
•	Shareholders of Despegar will receive $19.50 per share in cash, which represents an approximately 33% premium over its closing price of $14.65 and a premium of approximately 34% over its 90-day volume weighted average trading price
•	The transaction values Despegar at $1.7bn

BRITISH VIRGIN ISLANDS (BUSINESS WIRE). December 23, 2024 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced that it has entered into a definitive merger agreement (“the Agreement”) to be acquired by Prosus (Euronext: PRX), a leading global technology company for $19.50 per share in an all cash transaction (the “Transaction”), representing an enterprise value of approximately $1.7 billion for Despegar.

The transaction price represents a premium of approximately 34% over the volume weighted average price of Despegar’s share price for the 90 trading days ending on December 20, 2024.

Despegar’s Board of Directors has approved the Agreement and has resolved to recommend that Despegar shareholders vote in favor of the adoption of the Agreement and the approval of the merger contemplated thereby. This approval follows the unanimous recommendation of a transaction committee of the Board of Directors comprised solely of independent directors that was formed in connection with the transaction (the “Transaction Committee”).

Prosus has a proven track-record of building leading technology businesses across the world. Despegar will benefit from the significant resources, operational expertise and advanced AI capabilities provided by Prosus.

The transaction underscores Despegar’s position as a key market player, highlighting its successful commercial execution, consistent leading innovation and ongoing focus on margin expansion. For more than twenty years Despegar has been a transformative force in the Latin American tourism industry. As part of the Prosus Group, Despegar is poised to accelerate its growth strategy. This strategic move not only enhances Despegar’s market presence but also strengthens its ability to innovate and compete.

Damian Scokin, Despegar’s CEO said: “We are thrilled about joining the Prosus Group, as it represents a significant step forward in our mission to broaden our market leadership, and expand our services across Latin America. This transaction will enable us to rely on Prosus´ extensive network of companies and strong balance sheet, accelerating our growth and innovation strategies. The transaction represents significant value for Despegar stockholders, and is a testament to the commitment and hard work of our team and an exciting milestone for Despegar. Our customers will benefit from access to more services, enhanced customer experiences, increased loyalty benefits, and more comprehensive solutions tailored to their needs. Together we are setting the stage for a new era of travel marked by greater connectivity, innovation and value.

Fabricio Bloisi, CEO of Prosus Group said: “Despegar adds significantly to our strong ecosystem in Latin America, a market with amazing growth potential. Today’s announcement is about opportunity and growth - alone Despegar is a successful business with great fundamentals and a motivated management team; together, both Despegar and Prosus will make it even stronger. Our ambition is to ensure Despegar benefits from our wider ecosystem so that we can work together to deliver the best OTA travel solution in Latin America.”

Transaction Details

Under the terms of the Agreement, a wholly owned subsidiary of Prosus will merge with Despegar, with Despegar continuing as the surviving entity, and each outstanding share of Despegar will be converted into the right to receive $19.50 per share in cash. Despegar’s outstanding Series A Preferred Shares will be cancelled and converted into the right to receive payment of the amount due in accordance with their terms.

The transaction is currently expected to close in Q2 2025, subject to the approval of Despegar’s shareholders, the receipt of required regulatory clearances, and other customary closing conditions.

Certain shareholders of the Company, including the holder of Despegar’s Series A Preferred Shares, have entered into voting and support agreements with Prosus undertaking to vote in favor of the transaction.

The transaction is not subject to a financing condition. Upon completion of the transaction Despegar will become a privately-held company, its ordinary shares will be delisted from the New York Stock Exchange and it will no longer be listed on any public market.

Goldman Sachs & Co. LLC is serving as exclusive financial advisor to the Transaction Committee; Allen Overy Shearman Sterling LLP is serving as legal counsel to Despegar.

Morgan Stanley & Co. International PLC served as Prosus’ exclusive financial advisor on the transaction, with Davis Polk & Wardell LLP serving as legal advisor.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. The proposed transaction is subject to risks and uncertainties, including: (A) that Despegar and Prosus may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) the inability to complete the proposed transaction due to the failure to obtain Despegar shareholder approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (D) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (E) risks related to disruption of management’s attention from Despegar’s ongoing business operations due to the proposed transaction; (F) the effect of the announcement of the proposed transaction on Despegar’s relationships with its customers, suppliers, operating results and business generally and (G) the outcome of any legal proceedings to the extent initiated against Despegar, Prosus or others following the announcement of the proposed transaction, as well as Despegar’s and Prosus’s management's response to any of the aforementioned factors. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release, which are inherently uncertain.

About Despegar.com

Despegar is a leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 19 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/.

About Prosus

Prosus is a global technology company, unlocking an AI-first world for our 2 billion customers.  With investments in more than 100 companies across the world, we are building local ecommerce champions in growth markets.

With leading positions in Food Delivery, Classifieds and Fintech, Prosus has created its own unique technology ecosystem, driving innovation, knowledge sharing and growth across our portfolio.

Through the Prosus Ventures team, the group invests in new technology growth opportunities within AI, social and ecommerce platforms, fintech, B2B software, logistics, health, blockchain, agriculture and more.

The team actively backs exceptional entrepreneurs who are using technology to improve people’s everyday lives.

To find out more, please visit www.prosus.com.

Contact

Despegar

Luca Pfeifer

Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel

Date:	12/23/2024